Highlights

Second quarter 2009

Consolidated relevant figures

  At the end of the second quarter of 2009, 17.2 million Revenue Generating Units (RGUs), otherwise known as accesses, were offered in the countries where we operate, representing a 5.5% increase compared with the first quarter 2009 and a 37.4% increase compared to same period last year.

  At the end of the second quarter of 2009, our operations in Brazil accounted for 13.5 million RGUs, representing a 5.9% increase compared with the first quarter 2009 and a 36.6% increase compared to the end of the second quarter 2008. For the same period, Colombia had 2.7 million accesses or RGUs, representing a 1.1% increase compared with the first quarter 2009 and a 25.5% increase compared with the end of the second quarter 2008. The rest of the countries in which we operate achieved a 12.4% increase in RGUs compared with the end of the first quarter 2009 and a 110.8% increase compared with the end of the second quarter 2008.

  Second quarter 2009 consolidated revenues was the equivalent of 21.778 billion pesos, an increase of 17.4% from a year earlier. Taking into account accounting principles in each country where we operate, the following increases in income with respect to the same period last year were registered: 9.4% in Brazil, 36.5% in Colombia, 16.7% in Argentina, 35% in Chile and 25.6% in Peru.

  Second quarter 2009 consolidated EBITDA (1) was 5.111 billion pesos, a 26.8% increase compared with the same period last year. Based on accounting principles in each country where we operate, EBITDA grew as follows: 20.1% in Brazil, 133.2% in Colombia, 93.3% in Argentina, 287.0% in Chile and 57.0% in Peru.

  Second quarter 2009 operating income totaled 2.396 billion pesos, a 37.7% increase compared with the same period last year.

  Second quarter 2009 consolidated majority net income was 2.689 billion pesos, a 126.0% increase compared with the same period last year.

  Second quarter 2009 EBITDA and operating income margins were 23.5% and 11% respectively, compared with 21.7% and 9.4% from a year earlier.

  At the end of the second quarter of 2009, total consolidated debt was the equivalent of 2.03 billion dollars, of which 53% was dollar denominated. In order to minimize the risk related to currency fluctuation, hedges were in place for the equivalent of 410 million dollars, or 38% of the dollar denominated debt. Net debt (3) was the equivalent of 1.636 billion dollars.

  EBITDA: Defined as operating income plus depreciation and amortization. Please refer to www.telmexinternacional. com in the Investor Relations section, where you will find its calculation.

  One ADR represents 20 shares.

  Net debt is defined as total debt less cash, cash equivalents and marketable securities.

The financial information for 2008 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Telmex International Results

Revenues: In the second quarter of 2009, consolidated revenues totaled 21.778 billion pesos, an increase of 17.4% compared with the same period last year. These results reflect increases of 40.6% in local service revenues, 42.3% in Internet access revenues, 22.4% in corporate network revenues, 56.9% in Pay TV revenues, and 5.3% in long distance revenues, as well as a 0.4% decrease in international long distance revenues.

Costs and Expenses: In the second quarter of 2009, costs and expenses totaled 19.382 billion pesos, a 15.3% increase compared with the same period last year. This increase reflected gains in customers in Brazil, Colombia, Chile, Argentina and Peru and an increase in interconnection costs for mobile termination and leased lines, particularly in Brazil, related to strong growth in the local telephony and data businesses. Additionally, the increase in costs and expenses was also caused by an increase in content costs associated with more Pay TV customers in Colombia, Chile, Peru and Brazil.

EBITDA (1) and operating income: In the second quarter of 2009, EBITDA (1) totaled 5.111 billion pesos, a 26.8% increase compared with the same period last year, with a corresponding margin of 23.5%. Operating income totaled 2.396 billion pesos, with a corresponding margin of 11%.

Financing cost: In the second quarter of 2009, net income was 1.526 billion pesos as a result of a net interest charge equal to 335 million pesos, offset by a net exchange gain equal to 1.861 billion pesos mainly due to the reais appreciation during the second quarter of 2009 (the exchange rate reais/dollar moved from 2.3152 reais/dollar to 1.9516 during this period), partially offset by the reais-dollar hedges contracted by Embratel.

Majority net income: In the second quarter of 2009, majority net income totaled 2.689 billion pesos, a 126% increase compared with the same period last year, generating earnings per share equal to 15 Mexican cents, a 150% increase compared with the year-ago period. Earnings per ADR (2) were 22 U.S. cents, up 83.3% from the same period last year.

Investments: At the end of the second quarter of 2009, accumulated investments totaled the equivalent of 576 million dollars invested primarily in Brazil and Colombia.

Repurchase of own shares: In the second quarter of 2009, 709 million pesos were used to repurchase 91.8 million shares of the Company.

Debt: At the end of the second quarter of 2009, consolidated debt totaled the equivalent of 2.030 billion dollars of which 53% was dollar denominated. In order to reduce risk associated with exchange rate fluctuation, hedges were in place for the equivalent of 410 million dollars, or 38% of the dollar denominated debt.

Net debt (3) totaled the equivalent of 1.636 billion dollars.

Income Statements
(Million of nominal pesos)
					%					%
		2Q2009		2Q2008	Inc.		6 months 09		6 months 08	Inc.
Revenues
Local	Ps.	3,564	Ps.	2,534	40.6	Ps.	6,689	Ps.	4,874	37.2
Domestic long distance		7,259		6,895	5.3		14,332		13,978	2.5
International long distance		795		798	(0.4)		1,652		1,660	(0.5)
Corporate networks		5,050		4,126	22.4		9,744		8,172	19.2
Internet		1,894		1,331	42.3		3,677		2,552	44.1
Cable TV		1,202		766	56.9		2,281		1,428	59.7
Others		2,014		2,094	(3.8)		4,044		4,296	(5.9)
Total		21,778		18,544	17.4		42,419		36,960	14.8

Costs and Expenses
Cost of sales and services		3,883		3,038	27.8		7,426		5,912	25.6
Commercial, administrative and general		5,079		4,742	7.1		9,719		9,271	4.8
Transport and interconnection		7,705		6,733	14.4		15,348		13,055	17.6
Depreciation and amortization		2,715		2,291	18.5		5,221		4,522	15.5
Total		19,382		16,804	15.3		37,714		32,760	15.1

Operating income		2,396		1,740	37.7		4,705		4,200	12.0

Other (revenues) and expenses, net		72		67.00	7.5		80		67.00	19.4

Comprehensive financing cost
Net interest		335		(80)	NA		731		(141)	NA
Exchange loss (gain), net		(1,861)		(58)	NA		(1,999)		(22)	NA
Total		(1,526)		(138)	NA		(1,268)		(163)	NA

Equity in results of affiliates		313		88	255.7		505		413	22.3

Income before income tax		4,163		1,899	119.2		6,398		4,709	35.9

Income tax		1,303		671	94.2		1,828		1,480	23.5

Income before equity in minority interest		2,860		1,228	132.9		4,570		3,229	41.5

Minority interest		(171)		(38)	350.0		(236)		(102)	131.4

Majority net income	Ps.	2,689	Ps.	1,190	126.0	Ps.	4,334	Ps.	3,127	38.6

EBITDA (1)	Ps.	5,111	Ps.	4,031	26.8	Ps.	9,926	Ps.	8,722	13.8

EBITDA margin (%)		23.5		21.7	1.7		23.4		23.6	(0.2)
Operating margin (%)		11.0		9.4	1.6		11.1		11.4	(0.3)

NA Not applicable

Balance Sheets
(Million of nominal pesos)

		June 30,		June 30,
		2009		2008
Assets
Cash and short-term investments	Ps.	5,198	Ps.	13,845
Other current assets		27,418		23,278
Plant, property and equipment, net		70,233		54,240
Other assets		18,890		16,668
Goodwill		17,832		16,699
Deferred taxes		5,840		6,583

Total assets	Ps.	145,411	Ps.	131,313

Liabilities and stockholders’ equity
Current portion of long-term debt	Ps.	15,275	Ps.	4,211
Other current liabilities		21,240		22,949
Long-term debt		11,521		10,007
Employee benefits		2,564		2,639
Deferred taxes		4,160		-

Total liabilities		54,760		39,806
Stockholders' equity
Majority stockholders' equity		87,672		88,606
Minority interest		2,979		2,901
Total stockholders’ equity		90,651		91,507
Total liabilities and stockholders’ equity	Ps.	145,411	Ps.	131,313

The following financial information is presented in the local currency of each country, according to its generally accepted accounting principles, before elimination of intercompany operations among the companies that belong to Telmex International.

Brazil

For the second quarter of 2009, as a result of successful commercial strategies, revenues generated from local access and the data businesses have increased 27.6% and 24.3% respectively, compared to the same period last year. This growth has allowed the company to reduce its dependency in long distance revenues given that now 53.7% of total revenues originate from the following businesses: Local access, data, television via Embratel, and other services.

It is important to highlight that local access services have partially increased as a result of the deployment and use of different access solutions to the network through fiber optic, wireless (CDMA), coaxial cable (HFC), Wimax (3.5 Gbps) and ADSL. Similarly, data services have also increased as a result of service integration strategies.

In particular, at the end of the second quarter of 2009, Net Serviços offered the Net Fone service to 2.3 million customers. This service represents an important growth opportunity given that Net Serviços’s network passes approximately 10.4 million homes and is 76.5% bidirectional. This network covers approximately 3.5 million Pay TV customers and has 2.6 million local and broadband access customers.

Revenues: For the second quarter 2009, revenues totaled 2.562 billion reais, an increase of 9.4% compared with the same period of last year. The improvement reflected growth in local, data and long distance revenues of: 27.6%, 24.3% and 1.3% respectively.

  Local: Revenues totaled 518 million reais, a 27.6% increase compared with the same period last year due to a 36.8% increase in the number of lines in service.

  Domestic Long Distance: Revenues totaled 1.082 billion reais, a 1.3% increase compared with the same period last year, due to increasing mobile originated traffic from the residential segment.

  International Long Distance: Revenues totaled 104 million reais, a 7.1% decrease compared with the end of the second quarter 2008, mainly due to incoming traffic and to the residential segment.

  Satellite Pay TV: Via Embratel which was launched on December 1st 2008, reached 16 million reais in sales and 144,000 services at the end of the second quarter of 2009.

  Corporate networks and Internet: Revenues generated by data and Internet access services totaled 746 million reais, a 24.3% increase compared with the same period of last year, due to the increase in services for corporate data networks.

Costs and expenses: For the second quarter of 2009, costs and expenses totaled 2.226 billion reais, a 5.8% increase compared with the same period last year. Contributing factors included, higher costs associated with originating mobile traffic, reflecting a rate increase for the mobile network that took effect in January 2009, as well as an increase in the use of leased lines required to support the local and data businesses.

  Cost of sales and services: Cost of sales and services totaled 329 million reais, a 12.8% increase compared with the same period in 2008. The increase was due to costs associated with the growth of local service and data businesses.

  Commercial, administrative and general expenses: These expenses totaled 474 million reais, a 4.8% decrease compared to the same period last year.

  Transport and interconnection: These costs totaled 1.099 billion reais, an increase of 9.7% compared with the same period last year, reflecting an increase in the termination of mobile traffic and the higher number of leased lines needed by the local and data businesses.

  Depreciation and amortization: These expenses totaled 324 million reais, an increase of 3.7% compared with the same period last year.

EBITDA (1) and operating income: For the second quarter of 2009, EBITDA (1) totaled 660 million reais, an increase of 20.1% compared with the same period last year, producing a margin of 25.8%. Operating income totaled 381 million reais, producing an operating margin of 14.9%.

Colombia

Colombia’s network currently passes 4.8 million homes, of which 53% are bidirectional. At the end of the second quarter 2009, 2.7 million accesses (RGUs) were offered a 25% increase from the year-earlier period. In particular, growth occurred in broadband access and voice up 56.7% and 92.7%, respectively, compared with the same period of 2008.

In 2009, initiatives in the corporate segments focused on growing the number of services per customers in the corporate segment and increasing small and medium sized business customers (SME) through offerings of data, Internet and telephony services. The number of services in these product lines has increased 4% in data services, 32% in Internet services and 63% in telephone lines compared with a year earlier. The strategy of increasing penetration in the SME market has been a determining factor in order to increase of the number of services in Internet and telephone lines.

For the second quarter 2009, revenues totaled 289.356 billion Colombian pesos, a 36.5% increase with respect to the same period last year. The increase was mainly due to the growth in operations with several corporate customers and additional revenues in the voice business, video and Internet generated by the TV cable company customers.

For the second quarter 2009, costs and expenses totaled 280.681 billion Colombian pesos, an increase of 30.5% compared with the same period last year. This increase was primarily due to growing content and customer acquisition costs, as well as expenses for personnel dedicated to serving the SME market. EBITDA (1) totaled 62.924 billion Colombian pesos, an increase of 133.2% compared with the same period last year, The EBITDA margin was 21.7%, an increase of 9 percentage points compared with the year-earlier period. Operating income was 8.675 billion Colombian pesos.

Chile

At the end of the second quarter of 2009, RGUs totaled 557,000, a 116% increase compared with the same period last year.

Second quarter, revenues from the Chile operation totaled 36.448 billion Chilean pesos, a year over year increase of 35%. The gains reflected growth from Pay TV services which increased 7.756 billion Chilean pesos, or 109.3% year over year. In addition, revenues from corporate networks increased 27.3% and Internet services 52.4%, primarily due to growth in the residential market. Voice services decreased by 5.7% as a result of the contraction of the domestic and international long distance markets and despite a 12.5% increase in local services.

For the second quarter of 2009, costs and expenses totaled 38.645 billion Chilean pesos, 22.4% more than the corresponding period last year. The increase was primarily due to increasing TV content costs. Costs of sales and services increased by 65.1%, as a result of increased costs associated with the acquisition of new customers. Commercial, administrative and general expenses increased 1.2% due to increased sales commissions and market promotions for TV, Internet and telephony in the residential market. EBITDA (1) totaled 4.920 billion Chilean pesos, a 287% increase compared with the same period last year, generating a margin of 13.5%. From April to June the operating loss was 2.197 billion Chilean pesos.

Peru

For the second quarter 2009, RGUs grew by 103% compared with the same period last year. The number of corresponding units totaled 239,000.

For the second quarter of 2009, revenues reached 96.5 million New Soles, a 25.7% increase compared with the same period last year. The increase was due to a 35.6% growth in revenues from the data business. Revenues from the voice business increased 13.3%, compared with the same period last year. Video revenues increased 78.8%.

For the second quarter of 2009, costs and expenses increased 16.6%. Contributing factors to this growth were as follows: A 119.2% increase in content costs, a 24.8% increase in interconnections and transport costs and a 7.5% growth in commercial, administrative and general expenses and costs associated with installed, internal public telephony commissions. EBITDA (1) totaled 13.5 million New Soles for the period, a 57% increase compared with the same period last year. The corresponding margin was 14%.

Argentina

For the second quarter of 2009, revenues totaled 145.7 million Argentinean pesos, a 16.7% increase compared with the year-earlier period.

In 2009, the focus has been to grow services with existing customers in the corporate market, therefore increasing our value-added services base through strategic alliances with different companies. For the SME segment, in which we are introducing a modular offer consisting of Internet and telephone services delivered through the WiMax and GPON technologies, which is currently being deployed.

In the second quarter of 2009, operating costs and expenses totaled 140.5 million Argentinean pesos, an increase of 4% compared with the same period 2008, contributing to the increase were a 17.9% growth in leased line costs related to sales volume and affected by exchange rate variations. These increases were largely offset by a 13.8% decrease in transport and interconnection as a result with negotiations with carriers. EBITDA (1) was 31.9 million Argentinean pesos, a 93.3% increase compared with the same period last year. The corresponding margin generated was 21.9%. Operating income was 5.2 million Argentinean pesos.

Yellow Pages

The Yellow Pages business has presence in 5 countries and has published 69 directories. Of this total, 40 directories are in Mexico, with presence in all states and Mexico City. Additionally, 27 directories have been published in Hispanic markets in 31 states in the United States. The remaining 2 directories are published in Peru and Argentina.

In the second quarter of 2009, revenues from this business totaled 1.403 billion pesos.